Similarweb Names Ran Vered Chief Financial Officer
TEL AVIV, Israel--(October 27, 2025)-- Similarweb Ltd. (NYSE: SMWB), a leading provider of digital intelligence, today announced the appointment of Ran Vered as Chief Financial Officer, effective December 21, 2025.
Mr. Vered brings more than two decades of finance experience with a proven track record in driving growth, efficiency, and strategic transformation. Most recently, he served as CFO of Lusha, a high-growth SAAS Sales Intelligence enterprise software for B2B data. Prior to Lusha, he served as CFO of Ceragon Networks Ltd. (Nasdaq: CRNT) and Radcom Ltd. (Nasdaq: RDCM). Earlier in his career, he held senior finance roles at Amdocs (Nasdaq: DOX), a global software and services provider.

Mr. Vered is a CPA and holds an MBA from Tel Aviv University and a Bachelor of Business Administration and accounting from The Israeli College of Management Studies.

“Ran brings deep financial leadership experience across both public and high-growth technology & data companies,” said Or Offer, CEO of Similarweb. “His background scaling data businesses and navigating public markets will support our next phase of growth and operational excellence. We’re excited to welcome him to the team.”

“Similarweb sits at the center of a global shift toward data-driven decision-making and AI-powered insight,” said Ran Vered. “I’m thrilled to join the company at such an exciting moment and look forward to contributing to its continued growth and strategic execution.”

This appointment further strengthens Similarweb’s executive team as the company accelerates enterprise adoption, expands AI-driven data monetization, and executes on its long-term financial and operational goals.

Similarweb will release third quarter 2025 financial results for the period ended September 30, 2025, on Tuesday, November 11, 2025, after the close of trading on the New York Stock Exchange.

About Similarweb
Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb's products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.

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